VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time August 28, 2024.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING
If you would like to attend the Virtual Meeting, please register for the Annual General Meeting of Shareholders to be held at 8:30 a.m. EDT on August 29, 2024 via the following URL:

https://meeting.vstocktransfer.com/SRIVARUAGM24

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders - SRIVARU Holding Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommends a vote "FOR" each of the Proposals No. 1 to No. 6.

1. A Srivaru proposal to elect Mohanraj Ramasamy as the sole Class I Director for a full term of two (2) years.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. A Srivaru proposal to ratify the appointment of Manohar Chowdry & Associates as the independent registered public accounting firm for the Company for 2024.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. A Srivaru proposal to give the Board of Directors discretion to approve a reverse share split at an exchange ratio of up to one-for-fifteen (1:15) within 12 months of the shareholders' approval.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. A Srivaru proposal that the authorised share capital of the Company be adjusted in proportion to any reverse share split implemented pursuant to Proposal 3.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. A Srivaru proposal to adopt the third amended and restated memorandum and articles of association to reflect any reverse share split and any related adjustment.

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. A Srivaru proposal to approve the adjournment of the Meeting to a later date or dates to (A) supplement or amend the proxy statement or (B) solicit additional proxies from shareholders in favour of one or more of the proposals.

☐ FOR ☐ AGAINST ☐ ABSTAIN

To act on any other business that may properly come before the Meeting or any reconvened meeting after adjournment.

Date ______________________ **Signature** ______________________ **Signature, if held jointly** ______________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

SRIVARU Holding Limited
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 29, 2024

Important Notice Regarding the Availability of Proxy Materials for the Meeting to be held on August 29, 2024

The notice, proxy statement, and proxy card are also available at:

https://ts.vstocktransfer.com/irhlogin/SRIVARUHOLDINGLIMITED

To Register for the Virtual Meeting, Please Visit:

https://meeting.vstocktransfer.com/SRIVARUAGM24

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the "Meeting") and the Proxy Statement, each dated August 9, 2024, and hereby appoints Mohanraj Ramasamy and Weng Kiat (Adron) Leow or, if no person is otherwise specified, the chairman of the Meeting, as proxy and representative, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company (or any adjournment or postponement of the Meeting) to be held on August 29, 2024, at 8:30 a.m., Eastern time, by Conference Call, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder or, if no direction is provided, at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the proposals.

This Proxy is solicited on behalf of the management of SRIVARU Holding Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned registered shareholder or, if no direction is provided, at the discretion of the proxy. If no direction is made and the chairman of the Meeting is appointed as proxy, this Proxy will be voted FOR the proposals described above.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

TEST ISSUE REF 1999